EXHIBIT 12.1
Evans Bancorp, Inc. and Subsidiaries
Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2009	2008	2007	2006	2005
	(in thousands)
Excluding Interest on Deposits

Fixed charges:
Interest expense (excluding interest on deposits)	$1,263	$1,795	$2,108	$2,718	$2,328
Interest factor within rent expense (1)	164	158	140	120	105

Total fixed charges	$1,427	$1,953	$2,248	$2,838	$2,433

Earnings:
Income before income taxes	$104	$6,997	$4,419	$6,764	$6,580
Fixed charges	1,427	1,953	2,248	2,838	2,433

Total earnings	$1,531	$8,950	$6,667	$9,602	$9,013

Ratio of earnings to fixed charges, excluding interest on deposits	1.07	4.58	2.97	3.38	3.71

Including Interest on Deposits

Fixed charges:
Interest expense	$8,107	$9,883	$12,162	$11,697	$8,569
Interest factor within rent expense (1)	164	158	140	120	105

Total fixed charges	$8,271	$10,041	$12,302	$11,817	$8,674

Earnings:
Income before income taxes	$104	$6,997	$4,419	$6,764	$6,580
Fixed charges	8,271	10,041	12,302	11,817	8,674

Total earnings	$8,375	$17,038	$16,721	$18,581	$15,254

Ratio of earnings to fixed charges, including interest on deposits	1.01	1.70	1.36	1.57	1.76

(1)	The portion of rents shown as a representative of the interest factor is one-third of the total net operating lease expenses